FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 2020, 48 Gerrish Street
Windsor NS B0N 2T0

Item Two - Date of Material Change

February 18, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On February 18, 2002, NovaGold Resources Inc. announced that two undeveloped Alaskan gold deposits, wholly owned by NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF), advance closer toward production with the signing of a Letter of Agreement with TNR Resources Ltd (CDNX: TRR).

Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million-ounce Rock Creek gold deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production.

TNR Resources would also earn up to a 50% interest in the million-ounce Shotgun gold deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project.

Item Five - Full Description of Material Change

On February 18, 2002, NovaGold Resources Inc. announced that two undeveloped Alaskan gold deposits, wholly owned by NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF), advance closer toward production with the signing of a Letter of Agreement with TNR Resources Ltd (CDNX: TRR).

Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million-ounce Rock Creek gold deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production.

TNR Resources would also earn up to a 50% interest in the million-ounce Shotgun gold deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project.

As part of the Agreement between TNR Resources and NovaGold, a NovaGold representative will be named to the TNR Resources Board of Directors at a later date.

Rock Creek Project Summary

The Rock Creek deposit is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from the nearby stream and beach placer deposits. The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio.

Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek, NovaGold previously released a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade. At the adjacent Saddle deposit there is an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off (See footnote 1).

The deposits remain open along strike and down dip, with the potential to significantly increase the gold resource with further drilling. Highly anomalous gold in soil samples extend from the areas of known gold mineralization for over a kilometer and additional targets occur over a 10 kilometer long trend. Drilling highlights from Rock Creek include 6.28 g/t (0.18 oz/t) gold over 12.2 meters (40 feet) and 5.6 g/t (0.16 oz/t) gold over 15.2 meters (50 feet).

Preliminary metallurgical testing of Rock Creek, commissioned by NovaGold, comprises a series of bench and pilot-plant tests at McClelland Laboratories Inc. of Reno, Nevada. Gold recovery from shear veins, which constitute 35% of the resource, is indicated at 87% using gravity and cyanidation of the tails. Gold recovery from sheeted veins is indicated at approximately 86% using gravity only, with cyanidation of tails resulting in a total of 98%. Overall recovery could exceed 93%, and it should be possible to mine and treat the two types of veins separately in an open-pit operation. A preliminary economic scoping study conducted by NovaGold, using gold at US$300/oz, indicated that Rock Creek could sustain an annual gold production of 110,000 ounces, at a cash cost of US$153/ounce, a cumulative cash flow of US$86 million, and capital costs of less than $US40 million.

Rock Creek Agreement Terms

TNR Resources can earn a 49.9% interest in a joint venture on Rock Creek by investing $10 million by Dec. 2004 to put the project to production ($1M through Dec. 2002, then $3M by Dec. 2003 and $6M by Dec. 2004). After the earn-in, NovaGold and TNR Resources would contribute to or dilute their percentage according to a straight-line formula. Upon signing of this agreement and regulatory approval, TNR Resources will issue 500,000 shares to NovaGold. In order to reduce share dilution TNR Resources may elect to use debt financing rather than equity financing to cover capital expenditures or contract out mining operations as part of its $10M commitment to fulfil its financial obligation. The joint-operating company intends to fast-track the exploration phase of the project, with the goal of bringing Rock Creek to production within the three-year option period. The agreement is subject to regulatory and board approval.

Shotgun Project Summary

The Shotgun gold deposit is located in the emerging Kuskokwim Gold Belt, which hosts two of the largest gold deposits in Alaska, the 10-million-ounce Pebble deposit and the 23-million-ounce Donlin Creek deposit. Exploration activity in the Kuskokwim Gold Belt is expected to exceed $US10 million this year: In addition to the TNR Resources program at Shotgun, NovaGold is projected to spend $7 million to advance the Donlin Creek Project and Northern Dynasty Minerals Ltd. of the Hunter Dickinson Inc. Group expected to spend as much as $3 million on advancing the Pebble Project.

NovaGold previously completed a 19-hole, 3100-meter diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off (See footnote 2). Drilling highlights include 71 m at 2.19 g/t (233 ft at 0.06 oz/t), 50 m at 2.53 g/t (164 ft at 0.07 oz/t), 15 m at 3.44 g/t (50 ft at 0.10 oz/t), and 13 m at 4.39 g/t Au (43 ft at 0.13 oz/t). The mineralization remains open to the north, west and at depth.

More than 10 priority exploration targets with similar geophysical signatures have been identified to date on the property, of which six have returned anomalous gold values in reconnaissance soil sampling. The gold-bismuth-antimony geochemistry at Shotgun is very similar to the 9-million-ounce Fort Knox mine in Fairbanks, Alaska from which Kinross Gold Corporation is currently producing more than 400,000 ounces of gold per year at approximately 1 g/t gold grades. Metallurgical tests at Shotgun indicate excellent cyanide gold recovery in excess of 93%. The Shotgun deposit is exposed at the surface, amenable to open pit mining with a very low strip ratio and has significant exploration upside potential.

Shotgun Agreement Terms

TNR Resources can earn a 50% interest by expending $3 million by Dec. 2005 on exploration ($500,000, $750,000, $750,000, $1,000,000), issuing 250,000 shares to NovaGold each year of the option. TNR Resources can earn an additional 20% by expending $6 million by December 2008 ($2 million each year) at which time NovaGold has a one-time back-in option to regain a 50% interest by agreeing to expend the next $8 million on project development within three years. If NovaGold elects not to exercise its one-time back-in option TNR Resources will issue an additional $1 million worth of shares to NovaGold. This agreement is also subject to regulatory and board approval.

TNR Private Placement

In conjunction with the above, TNR Resources has arranged a non-brokered private placement of 10,000,000 units at $0.10 to net TNR Resources a total of $1,000,000. Each unit consists of one share and one share purchase warrant. One warrant will enable the warrant-holder to purchase one share at $0.10/share for a one-year period. TNR Resources will use the proceeds of the private placement to advance work on the Rock Creek, Shotgun, and Argentina projects. Fees are payable with regard to the private placement as well as to a portion of the NovaGold transaction, both subject to CDNX approval.

Footnotes:

(1) The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in year 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold Resources Inc. The Measured, Indicated and Inferred resources from this estimation were disclosed by NovaGold Resources Inc. on March 14, 2000, Press Release: NovaGold Advances Million Ounce Rock Creek Property Towards Feasibility.

(2) The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc. The inferred resource from this estimation was disclosed by NovaGold on October 21, 1998, Press Release: Million Ounce Discovery at Shotgun.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the U.S. OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

About TNR Resources

TNR Resources Ltd. is a growing Vancouver-based precious-metals exploration company with significant projects in North and South America. Through its equity partnership with Solitario Resources Ltd. and Barrick Gold Corp. the company has acquired and is exploring 12 exploration projects in west central Argentina. Financial reports and other information are available at www.tnrvse.com.

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of NovaGold Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold expectations are disclosed under the heading “Risk Factors” and elsewhere in NovaGold documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Glenn A. Holmes, Secretary/Treasurer, (902) 798-9701

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 20th day of February, 2002 at Windsor, Nova Scotia by Glenn A. Holmes, Secretary/Treasurer.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold and TNR to Advance Rock Creek and Shotgun Gold Deposits

February 18, 2002, Vancouver – Two undeveloped Alaskan gold deposits, wholly owned by NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF), advance closer toward production today with the signing of a Letter of Agreement with TNR Resources Ltd (CDNX: TRR).

Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million- ounce Rock Creek gold deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production.

TNR Resources would also earn up to a 50% interest in the million-ounce Shotgun gold deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project.

“With NovaGold’s focus on advancing the Donlin Creek project to the feasibility stage, we are excited to be able to team up with TNR Resources to accelerate the development of two of our other outstanding gold assets in Alaska, the Rock Creek and Shotgun deposits” says Rick Van Nieuwenhuyse, president of NovaGold. “Both of these deposits have excellent potential for significant resource expansion and we believe that Rock Creek in particular can be rapidly advanced to become a high-quality, low-cost mine.”

“We believe that the Rock Creek and Shotgun deposits represent a tremendous opportunity to build new value in the current gold climate,” says Gary Schellenberg, president of TNR

Resources, “The NovaGold / TNR Resources strategic relationship shows great potential benefits for shareholders of both companies. An exciting new gold district is shaping up in the Kuskokwim Gold Belt of Southwest Alaska with NovaGold’s work at Donlin Creek, Northern Dynasty at the Pebble Project and now TNR Resources at Shotgun.”

As part of the Agreement between TNR Resources and NovaGold, a NovaGold representative will be named to the TNR Resources Board of Directors at a later date.

Rock Creek Project Summary

The Rock Creek deposit is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from the nearby stream and beach placer deposits. The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio.

Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek, NovaGold previously released a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade. At the adjacent Saddle deposit there is an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off (See footnote 1).

The deposits remain open along strike and down dip, with the potential to significantly increase the gold resource with further drilling. Highly anomalous gold in soil samples extend from the areas of known gold mineralization for over a kilometer and additional targets occur over a 10 kilometer long trend. Drilling highlights from Rock Creek include 6.28 g/t (0.18 oz/t) gold over 12.2 meters (40 feet) and 5.6 g/t (0.16 oz/t) gold over 15.2 meters (50 feet).

Preliminary metallurgical testing of Rock Creek, commissioned by NovaGold, comprises a series of bench and pilot-plant tests at McClelland Laboratories Inc. of Reno, Nevada. Gold recovery from shear veins, which constitute 35% of the resource, is indicated at 87% using gravity and cyanidation of the tails. Gold recovery from sheeted veins is indicated at approximately 86% using gravity only, with cyanidation of tails resulting in a total of 98%. Overall recovery could exceed 93%, and it should be possible to mine and treat the two types of veins separately in an open-pit operation. A preliminary economic scoping study conducted by NovaGold, using gold at US$300/oz, indicated that Rock Creek could sustain an annual gold production of 110,000 ounces, at a cash cost of US$153/ounce, a cumulative cash flow of US$86 million, and capital costs of less than $US40 million.

Rock Creek Agreement Terms

TNR Resources can earn a 49.9% interest in a joint venture on Rock Creek by investing $10 million by Dec. 2004 to put the project to production ($1M through Dec. 2002, then $3M by Dec. 2003 and $6M by Dec. 2004). After the earn-in, NovaGold and TNR Resources would contribute to or dilute their percentage according to a straight-line formula. Upon signing of this agreement and regulatory approval, TNR Resources will issue 500,000 shares to NovaGold. In order to reduce share dilution TNR Resources may elect to use debt financing rather than equity financing to cover capital expenditures or contract out mining operations as part of its $10M commitment to fulfil its financial obligation. The joint-operating company intends to fast-track the exploration phase of the project, with the goal of bringing Rock Creek to production within the three-year option period. The agreement is subject to regulatory and board approval.

Shotgun Project Summary

The Shotgun gold deposit is located in the emerging Kuskokwim Gold Belt, which hosts two of the largest gold deposits in Alaska, the 10-million-ounce Pebble deposit and the 23-million-ounce Donlin Creek deposit. Exploration activity in the Kuskokwim Gold Belt is expected to exceed $US10 million this year: In addition to the TNR Resources program at Shotgun, NovaGold is projected to spend $7 million to advance the Donlin Creek Project and Northern Dynasty Minerals Ltd. of the Hunter Dickinson Inc. Group expected to spend as much as $3 million on advancing the Pebble Project.

NovaGold previously completed a 19-hole, 3100-meter diamond-drilling program on the

Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off (See footnote 2). Drilling highlights include 71 m at 2.19 g/t (233 ft at 0.06 oz/t), 50 m at 2.53 g/t (164 ft at 0.07 oz/t), 15 m at 3.44 g/t (50 ft at 0.10 oz/t), and 13 m at 4.39 g/t Au (43 ft at 0.13 oz/t). The mineralization remains open to the north, west and at depth.

More than 10 priority exploration targets with similar geophysical signatures have been identified to date on the property, of which six have returned anomalous gold values in reconnaissance soil sampling. The gold-bismuth-antimony geochemistry at Shotgun is very similar to the 9-million-ounce Fort Knox mine in Fairbanks, Alaska from which Kinross Gold Corporation is currently producing more than 400,000 ounces of gold per year at approximately 1 g/t gold grades. Metallurgical tests at Shotgun indicate excellent cyanide gold recovery in excess of 93%. The Shotgun deposit is exposed at the surface, amenable to open pit mining with a very low strip ratio and has significant exploration upside potential.

Shotgun Agreement Terms

TNR Resources can earn a 50% interest by expending $3 million by Dec. 2005 on exploration ($500,000, $750,000, $750,000, $1,000,000), issuing 250,000 shares to NovaGold each year of the option. TNR Resources can earn an additional 20% by expending $6 million by December 2008 ($2 million each year) at which time NovaGold has a one-time back-in option to regain a 50% interest by agreeing to expend the next $8 million on project development within three years. If NovaGold elects not to exercise its one-time back-in option TNR Resources will issue an additional $1 million worth of shares to NovaGold. This agreement is also subject to regulatory and board approval.

TNR Private Placement

In conjunction with the above, TNR Resources has arranged a non-brokered private placement of 10,000,000 units at $0.10 to net TNR Resources a total of $1,000,000. Each unit consists of one share and one share purchase warrant. One warrant will enable the warrant-holder to purchase one share at $0.10/share for a one-year period. TNR Resources will use the proceeds of the private placement to advance work on the Rock Creek, Shotgun, and Argentina projects. Fees are payable with regard to the private placement as well as to a portion of the NovaGold transaction, both subject to CDNX approval.

Footnotes:

(1) The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in year 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold

Resources Inc. The Measured, Indicated and Inferred resources from this estimation were disclosed by NovaGold Resources Inc. on March 14, 2000, Press Release: NovaGold Advances Million Ounce Rock Creek Property Towards Feasibility.

(2) The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc. The inferred resource from this estimation was disclosed by NovaGold on October 21, 1998, Press Release: Million Ounce Discovery at Shotgun.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the U.S. OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

About TNR Resources

TNR Resources Ltd. is a growing Vancouver-based precious-metals exploration company with significant projects in North and South America. Through its equity partnership with Solitario Resources Ltd. and Barrick Gold Corp. the company has acquired and is exploring 12 exploration projects in west central Argentina. Financial reports and other information are available at www.tnrvse.com.

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of NovaGold Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold expectations are disclosed under the heading “Risk Factors” and elsewhere in NovaGold documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President	Tony Hayes, Investor Relations
Los Gatos, California, USA (408) 395-1169	Toronto, Ontario, Canada (416) 368-0882
E-mail: RickVann@NovaGold.net	E-mail: Tony.Hayes@NovaGold.net

For more information on TNR Resources contact:

Gary Schellenberg, President	Bob Basil, Investor Relations
Vancouver, BC (604) 687-7551	Vancouver, BC (604) 687-7551
1(800) 667-4470	1(800) 667-4470
E-mail: gschel@ihermes.com	Email: basil@basil.ca